                                                                      Exhibit 20

                       CHIEF EXECUTIVE OFFICER'S MESSAGE


Dear Shareholder:

     We are pleased to report net earnings for Century South Banks, Inc. for the first quarter of 1999. Net income for the quarter was $3,405,000 as compared to $3,530,000 for the first quarter of 1998. Diluted earnings per share were $0.31 for the first quarter of 1999 as compared to $0.32 for the first quarter of 1998. First quarter of 1998 included an after-tax gain totaling $355,000 recognized on the sale of a branch. Exclusive of this gain, diluted earnings per share for the first quarter of 1998 were $0.29.

     You have previously received your quarterly cash dividend which was increased to $0.12 per share and represents an 11.62% increase over the same quarter of 1998 and a 7.86% increase over the previous quarter's dividend.

     We continue to be pleased with the results of our company's operations. Total assets at March 31, 1999 were approximately $1,079,678,000. Return on average assets was 1.31% as compared to 1.35% for the period ended March 31, 1998. Return on assets for the period ending March 31, 1998 were positively impacted by the one time gain recognized on the sale of the branch. Exclusive of the gain, return on assets for the period ending March 31, 1998 was 1.21%. At March 31, 1999, our reserve for loan losses was 1.50% of total loans outstanding and nonperforming assets as a percentage of total assets were 0.72%.

     On April 13, 1999, the Company completed the acquisition of The Independent Bank of Oxford, Alabama. We welcome them to the Century South Banks, Inc. family and anticipate strong contributions from them in the future.

     We appreciate your continued support of our company and welcome your comments and questions.

                                    Sincerely,


                                    James A. Faulkner
                                    Vice Chairman and
                                    Chief Executive Officer

                   Century South Banks, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                March 31,             March 31,
                                                                                  1999                  1998
                                                                               --------------------------------
                                                                                     (amounts in thousands)
Assets
 Cash and due from banks                                                         $   43,430          $   40,666
 Federal funds sold                                                                  55,240              59,380
 Interest-earning deposits in other banks                                             6,092               9,498
 Investment securities                                                              131,143             163,137
 Loans, net of unearned income                                                      806,342             765,854
 Allowance for loan losses                                                          (12,056)            (12,541)
 Premises and equipment, net                                                         25,020              25,945
 Other assets                                                                        24,467              25,646
                                                                                 ------------------------------
 Total assets                                                                    $1,079,678          $1,077,585
                                                                                 ==============================

Liabilities
 Noninterest-bearing deposits                                                    $  126,806          $  137,204
 Interest-bearing deposits                                                          800,018             813,240
 Other short-term borrowings                                                         10,610                 390
 Federal Home Loan Bank advances                                                     10,755               4,856
 Long-term debt                                                                          34                  38
 Other liabilities                                                                   10,769              10,043
                                                                                 ------------------------------
 Total liabilities                                                                  958,992             965,771
                                                                                 ------------------------------

Shareholders' Equity
 Common stock                                                                        11,126              10,942
 Additional paid-in capital                                                          35,904              34,382
 Retained earnings                                                                   75,528              65,926
 Unearned compensation-restricted stock awards                                         (942)                  -
 Common stock in treasury, at cost                                                   (1,396)               (306)
 Accumulated other comprehensive income                                                 466                 870
                                                                                 ------------------------------
 Total shareholders' equity                                                         120,686             111,814
                                                                                 ------------------------------
 Total liabilities and shareholders' equity                                      $1,079,678          $1,077,585
                                                                                 ==============================

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                                   Three Months Ended
                                                                                         March 31,
                                                                                   1999             1998*
                                                                            --------------------------------
                                                                                   (amounts in thousands,
                                                                                   except per share data)

 Interest income                                                                 $21,909            $22,931
 Interest expense                                                                  8,708              9,839
                                                                              -----------------------------
 Net interest income                                                              13,201             13,092
 Provision for loan losses                                                           468                507
 Noninterest income                                                                2,877              3,503
 Noninterest expense                                                              10,347             10,685
 Income tax expense                                                                1,858              1,873
                                                                              -----------------------------
 Net income                                                                      $ 3,405            $ 3,530
                                                                              =============================

 Weighted average common shares outstanding
   assuming dilution                                                              11,159             11,137
 Net income per share assuming dilution                                          $  0.31            $  0.32
 Dividends declared per share                                                    $0.1200            $0.1075

* First quarter of 1998 included an after-tax gain totaling $355,000 recognized on the sale of a branch. Exclusive of this gain, diluted earnings per share for the first quarter of 1998 were $0.29 and first quarter 1998 return on assets was 1.21%.

                                                     CenturySouthbanks
----------------------------------------------------------------------
                                                                  Inc.
Executive Officers
--------------------------------------------------------------------------------
William H. Anderson, II                                       Chairman
J. Russell Ivie                                          Vice Chariman
James A. Faulkner                                  Vice Chairman & CEO
Joseph W. Evans                                   President, COO & CFO
Tony E. Collins                         Executive Vice President & CAO
Stephen W. Doughty                      Executive Vice President & CCO
E. Max Crook.                                 Executive Vice President
J. Perry Hendrix                              Executive Vice President
J. Thomas Wiley, Jr.                          Executive Vice President
Sidney J. Wooten                              Executive Vice President


Directors
--------------------------------------------------------------------------------
William H. Anderson, II, Chairman             Thomas T. Folger, Jr.
J. Russell Ivie, Vice Chairman                Quill O. Healey
James A. Faulkner, Vice Chairman              Frank C. Jones
James R. Balkcom, Jr.                         John B. McKibbon, III
William L. Chandler                           E. Paul Stringer
Joseph W. Evans


Affiliates
-------------------------------------------------------------------------------
Bank of Dahlonega                  First Community Bank of Dawsonville
60 Main Street West                136 Highway 400 South
Dahlonega, GA  30533               Dawsonville, GA  30534
John L. Lewis, President           Gary L. Evans, President
706-864-3314                       706-216-5050

The Bank of Ellijay                Peoples Bank
Sand and Broad Street              13321 Jones Street
Ellijay, GA  30540                 Lavonia,  GA  30553
Britt H. Henderson, President      J. Douglas Cleveland, President
706-276-3400                       706-356-8040

First Bank of  Polk County         Bank of Danielsville
40 Ocoee Street                    Courthouse Square
Copperhill, TN  37317              Danielsville, GA  30633
David E. Adkisson, President       L. Banister Sexon, President
423-496-3261                       706-795-2121

Georgia First Bank, N.A.           First South Bank, N.A.
455 Jesse Jewell Parkway           4951 Forsyth Road
Gainesville, GA  30501             Macon, GA  31210
Allen J. Satterfield, President    Daniel M. Forrester, President
770-535-8000                       912-757-2000

Fannin County Bank, N.A.           AmeriBank, N.A.
480 W. First Street                7393 Hodgson Memorial Drive
Blue Ridge, GA  30513              Savannah, GA  31406
Steve M. Eaton, President          J. Thomas Wiley, Jr., President
706-632-2075                       912-232-3800

                                                 FINANCIAL HIGHLIGHTS (Unaudited)

Selected Balances
------------------------------------------------------------------------------------------------------------------------------------


                                                             As of and for three months
                                                                   ended March 31,
                                                              1999                 1998*           Percentage  Change
                                                        ---------------------------------------------------------------
                                                            (amounts in thousands, except per share data)

Loans, net                                                $  794,286           $  753,313                5.44%
Deposits                                                     926,824              950,444               (2.49)
Total assets                                               1,079,678            1,077,585                0.19
Shareholders' equity                                         120,686              111,814                7.93
Net income                                                     3,405                3,530               (3.54)
Book value per share                                           10.94                10.27                6.52
Net income per share assuming dilution                          0.31                 0.32               (3.13)
Weighted average common shares outstanding
   assuming dilution                                          11,159               11,137                0.20
Nonperforming loans                                            3,746                5,578              (32.84)
Other real estate and other
   nonperforming assets                                        3,984                2,702               47.45

Financial Ratios
------------------------------------------------------------------------------------------------------------------------------------


Return on average assets                                       1.31%                 1.35%              (2.96)%
Return on average shareholders' equity                        11.54                 12.93               (10.75)
Net interest margin (taxable equivalent)                       5.55                  5.48                 1.28
Allowance for loan losses to loans                             1.50                  1.64                (8.54)
Nonperforming assets to total assets                           0.72                  0.77                (6.49)


* First quarter of 1998 included an after-tax gain totaling $355,000 recognized on the sale of a branch. Exclusive of this gain, diluted earnings per share for the first quarter of 1998 were $0.29 and first quarter 1998 return on assets was 1.21%.

                            SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
Stock Information

Century South Banks, Inc. ("CSBI") lists its stock for trading on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol "CSBI." Market price for the quarter ended March 31, 1999:

       Three month high .........................  $  30.125
       Three month low ..........................  $  22.625
       Closing price ............................  $  25.625

--------------------------------------------------------------------------------
Shareholder Services

Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
       Registrar and Transfer Company
       Attn: Investor Relations
       10 Commerce Drive
       Cranford, New Jersey  07016
       (800) 368-5948

--------------------------------------------------------------------------------
Dividend Reinvestment Plan/Cash Contributions

Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock or make voluntary cash contributions should contact:
       Registrar and Transfer Company
       Attn:  Investor Relations
       10 Commerce Drive
       Cranford, New Jersey  07016
       (800) 368-5948

--------------------------------------------------------------------------------
Investor Relations

Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact one of the following:

James A. Faulkner      Susan J. Anderson                    Joseph W. Evans
Vice Chairman & CEO    Senior Vice President & Controller   President, COO & CFO
(706) 864-3915         (706) 864-3915                       (912) 475-4340